NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

July 13, 2005

United States Securities
& Exchange Commission
Washington, DC 20549

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated July 13, 2005

Please find enclosed 3 copies of the news release listed above.

Yours truly,

NORTHERN ABITIBI MINING CORP.

B O'Neill

PER: BARBARA O'NEILL, SECRETARY

**FILE No.
82-4749**

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE JULY 13, 2005

News Release: **05-03** Trading Symbol: **TSX-NAI**

For Further Information Contact: **James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

Nevada Property Acquired

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the acquisition of a precious metal property in Lincoln County, Nevada.

The core of the property consists of 3 patented mining claims (24.69 Hectares) covering the past producing Silver Park Mine in the Atlanta Mining District of Nevada. High-grade silver-gold veins were mined at Silver Park from the 1870's, with reported grades of several kilos silver per ton, and up to 8.7 g/t gold. In the 1970's shallow rotary drilling (less than 30 meters deep) defined a near surface zone of disseminated mineralization at Silver Park. A portion of this was mined by open pit and contained approximately 138 g/t silver and up to 1 g/t gold or more.

There remains excellent potential to trace the known mineralized body to depth and along strike, and for the discovery of new high-grade silver-gold veins.

Northern Abitibi's wholly owned Nevada Subsidiary NAMCOEX Inc. can earn a 100% interest in the property by making an initial payment of $US 16,000 and staged payments to the vendor, OFOR Silver L.L.C., totalling $125,000.00 US over 5 years. The property vendor will retain a 4.0% Net Smelter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,000,000.00 US. OFOR Silver L.L.C. is at arms' length to the Company and no finders fee is being paid in connection with this transaction.

"James Devonshire"
James Devonshire
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — JULY 13, 2005

News Release: **05-03** — Trading Symbol: **TSX-NAI**

For Further Information Contact: **James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

Nevada Property Acquired

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the acquisition of a precious metal property in Lincoln County, Nevada.

The core of the property consists of 3 patented mining claims (24.69 Hectares) covering the past producing Silver Park Mine in the Atlanta Mining District of Nevada. High-grade silver-gold veins were mined at Silver Park from the 1870's, with reported grades of several kilos silver per ton, and up to 8.7 g/t gold. In the 1970's shallow rotary drilling (less than 30 meters deep) defined a near surface zone of disseminated mineralization at Silver Park. A portion of this was mined by open pit and contained approximately 138 g/t silver and up to 1 g/t gold or more.

There remains excellent potential to trace the known mineralized body to depth and along strike, and for the discovery of new high-grade silver-gold veins.

Northern Abitibi's wholly owned Nevada Subsidiary NAMCOEX Inc. can earn a 100% interest in the property by making an initial payment of $US 16,000 and staged payments to the vendor, OFOR Silver L.L.C., totalling $125,000.00 US over 5 years. The property vendor will retain a 4.0% Net Smelter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,000,000.00 US. OFOR Silver L.L.C. is at arms' length to the Company and no finders fee is being paid in connection with this transaction.

"James Devonshire"
James Devonshire
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE JULY 13, 2005

News Release: **05-03** Trading Symbol: TSX-**NAI**

For Further Information Contact: **James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

Nevada Property Acquired

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the acquisition of a precious metal property in Lincoln County, Nevada.

The core of the property consists of 3 patented mining claims (24.69 Hectares) covering the past producing Silver Park Mine in the Atlanta Mining District of Nevada. High-grade silver-gold veins were mined at Silver Park from the 1870's, with reported grades of several kilos silver per ton, and up to 8.7 g/t gold. In the 1970's shallow rotary drilling (less than 30 meters deep) defined a near surface zone of disseminated mineralization at Silver Park. A portion of this was mined by open pit and contained approximately 138 g/t silver and up to 1 g/t gold or more.

There remains excellent potential to trace the known mineralized body to depth and along strike, and for the discovery of new high-grade silver-gold veins.

Northern Abitibi's wholly owned Nevada Subsidiary NAMCOEX Inc. can earn a 100% interest in the property by making an initial payment of $US 16,000 and staged payments to the vendor, OFOR Silver L.L.C., totalling $125,000.00 US over 5 years. The property vendor will retain a 4.0% Net Smelter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,000,000.00 US. OFOR Silver L.L.C. is at arms' length to the Company and no finders fee is being paid in connection with this transaction.

"James Devonshire"
James Devonshire
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.